UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

EXHIBITS

Exhibit	Description

4.5	Perpetual Subordinated Indenture, dated October 26, 2023, between Mitsubishi UFJ Financial Group, Inc. and The Bank of New York Mellon, as perpetual subordinated trustee (incorporated by reference to Exhibit 4.5 to the registrant’s current report on Form 6-K (File No. 000-54189) filed on October 26, 2023)

4.6(a)	Form of Fixed Rate Resetting Perpetual Subordinated Debt Security (incorporated by reference to Exhibit 4.6(a) to the registrant’s current report on Form 6-K (File No. 000-54189) filed on October 26, 2023)

5.1	Opinion of Nagashima Ohno & Tsunematsu, Japanese counsel to the Registrant.

5.2	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division